Exhibit 11

                  Metris Companies Inc. and Subsidiaries
                     Computation of Earnings Per Share
              (in thousands, except share and per share data)

                               Three Months Ended       Nine Months Ended
                                   September 30,            September 30,
                                 1997        1996         1997         1996
Primary:
Net income                   $    10,537 $     5,802  $    27,994  $    14,696
Weighted average shares of
common stock outstanding (1)  19,225,000  15,966,667   19,225,000   15,966,667

Common stock equivalents (2)   1,069,275     540,676      992,949      519,036

Weighted average common and
 common equivalent shares     20,294,275  16,507,343   20,217,949   16,485,703

Net income per share         $       .52 $       .35  $      1.38  $       .89

Fully diluted:
Net income                   $    10,537 $     5,802  $    27,994  $    14,696

Weighted average shares of
 common stock outstanding (1)

Common stock equivalents (2)   1,082,816     547,259    1,098,493      547,259

Weighted average common and
 common equivalent shares     20,307,816  16,513,926   20,323,493   16,513,926

Net income per share         $       .52 $       .35  $      1.38  $       .89

(1) Assume shares outstanding as if the Company reorganization had occurred at the beginning of the periods shown.
(2) Based on the treasury stock method using the average market price for primary earnings per share and the higher of the average or year-end market price for fully diluted earnings per share. Prior to October 25, 1996, the initial public offering price of $16 was used.